UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-04689

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:

Pentair, Inc. Retirement Savings and Stock Incentive Plan

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pentair, Inc.

5500 Wayzata Blvd, Suite 800

Golden Valley, Minnesota 55416

Pentair, Inc. Retirement

Savings and Stock

Incentive Plan

Financial Statements as of December 31, 2010 and

2009, and for the Year Ended December 31, 2010,

Supplemental Schedule as of December 31, 2010,

and Report of Independent Registered Public

Accounting Firm

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Pentair, Inc. Retirement Savings and Stock Incentive Plan:

We have audited the accompanying statements of net assets available for benefits of the Pentair, Inc. Retirement Savings and Stock Incentive Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Plan changed its method of presenting participant loans during the year ended December 31, 2010.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota
June 29, 2011

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010 AND 2009

	2010	2009

ASSETS:
Notes receivable from participants	$8,042,760	$8,563,525
Employee contributions receivable	692,392	309,617
Employer contributions receivable	5,657,532	2,428,945
Other receivables	28,567	303,945

	14,421,251	11,606,032

Investments — at fair value	472,924,816	432,174,773

Total assets	487,346,067	443,780,805

LIABILITIES:
Corrective distributions payable	244,153	475,716
Investment settlements payable	12,814	481,540

Total liabilities	256,967	957,256

NET ASSETS REFLECTING ALL INVESTMENTS AVAILABLE FOR BENEFITS — At fair value	487,089,100	442,823,549

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(973,520)	1,404,537

NET ASSETS AVAILABLE FOR BENEFITS	$486,115,580	$444,228,086

See notes to financial statements.

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2010

ADDITIONS:
Employee contributions	$21,873,413
Employer contributions	11,869,505
Rollover contributions	1,812,216
Interest and dividend income	7,016,278
Net appreciation in fair market value of investments	47,647,946

Total additions	90,219,358

DEDUCTIONS:
Distributions to participants	47,909,308
Corrective distributions	244,153
Administrative expenses	178,403

Total deductions	48,331,864

NET ADDITIONS	41,887,494

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	444,228,086

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$486,115,580

See notes to financial statements.

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Pentair, Inc. Retirement Savings and Stock Incentive Plan (the “Plan”) have been prepared on the accrual basis of accounting and in accordance with the rules and regulations of the Department of Labor.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Plan utilizes various investment securities, including U.S. government securities, corporate debt instruments, mutual funds, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

The Plan’s investments are stated at fair value. Common stock is valued at quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The stable value fund includes synthetic guaranteed investment contracts (GICs) whose underlying investments are stated at fair value. Fair value of the underlying investments is determined by the issuer of the GIC based on quoted market prices and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars. Dividends are recorded on the ex-dividend date.

In accordance with the accounting guidance, the investment contracts are presented at fair value in the statements of net assets available for benefits with an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

In accordance with the accounting guidance, the Plan expanded its disclosures to include the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the net asset value per share as of December 31, 2010. The Managed Income Portfolio II, CL 2 Fund is valued using the NAV per share. The fund’s fair value as of December 31, 2010 is $98,806,040. The redemption frequency is daily. There is no redemption notice period for the individual participant level; however, there is up to a 12 month redemption notice period for the plan level.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are recorded as distributions based upon the terms of the plan document.

The financial statements also reflect accounting guidance related to fair value measurements, which establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements (see Note 6).

New Accounting Standards — In January 2010, we adopted new accounting guidance that requires additional disclosures for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. The accounting guidance is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011.

In September 2010, we adopted new accounting guidance that requires participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan’s financial statements.

Subsequent Events — In connection with preparing the audited financial statements for the year ended December 31, 2010, we have evaluated subsequent events for potential recognition and disclosure through the date of this filing.

2.	DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.

General Information — The Plan is a defined contribution profit-sharing plan with a cash or deferred arrangement described in Internal Revenue Code (IRC) Section 401(k) and an employee stock ownership plan (ESOP) component of the stock-bonus type. With certain exceptions, the Plan covers employees of Pentair, Inc. (the “Company”) and its U.S. subsidiaries who have attained age 18, although such employees must have one year of service before becoming eligible for employer discretionary contributions. The Company is the Plan sponsor as well as Plan administrator. Fidelity Management Trust Company (“Fidelity”) is recordkeeper and trustee of the Plan, including the ESOP. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Participation — Participation for regular full- and part-time employees may commence effective with the date of hire. Contributions are subject to a maximum of 50% of pretax compensation and 15% of after-tax compensation for a combined limit of 65% of compensation. Employee contributions are also subject to the IRC 402(g) limitation of $16,500 in 2010 and 2009.

The Plan has an automatic enrollment feature for new non-union employees at a rate of 3% with an automatic annual increase of 1% per year until the participant reaches a deferral rate of 6%.

Matching contributions are 100% of the first 1% and 50% of the next 5% of participant contributions and are made in the form of cash. The Plan allows for catch-up contributions to be made to the Plan up to the IRC limitation of $5,500 for 2010 and 2009. The employer match contributions for most non-union Plan participants were suspended effective June 1, 2009. The employer match contributions were reinstated in 2010.

The employer discretionary contributions for most non-union Plan participants were suspended effective May 1, 2009. Therefore, the employer discretionary contribution was limited to 1.5% of base compensation for the first four months of 2009 and was made at year-end for all participants who completed a year of eligible service during the Plan year 2009. The employer discretionary contributions were reinstated in 2010. An employer discretionary contribution of 1.5% of annual base compensation was made at year-end for all participants who had completed a year of eligible service during the Plan year in 2010. Discretionary contributions are made either in the form of Pentair, Inc. common stock or in the form of cash. However, while the contribution can be made in cash, the cash can only be used to purchase Pentair, Inc. common stock.

In addition, the Company provides a basic contribution of 2% of eligible earnings to participants at certain locations.

On September 23, 2009, the assets from the Porous Media Corporation Associates 401(k) Plan were transferred into the Plan.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions and Plan earnings and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — The 401(k) portion of the Plan is a participant-directed account plan. The Plan provides various investment alternatives to Plan participants, consisting of stable value, equity, and balanced funds. Investment management fees are charged against 401(k) trust earnings prior to the allocation of earnings.

Nonparticipant Directed-Investments — The ESOP portion of the Plan is designed to invest in qualifying stock of Pentair, Inc.

Participant Loans — Loans for any reason are allowed under the Plan. The interest rate charged is Prime rate plus 1% at the time funds are borrowed. The maximum maturity of the loans is 5 years (15 years for loans to purchase a primary residence). The minimum loan amount is $1,000, and the maximum is the lesser of 50% of the vested account balance or $50,000.

Vesting — All elective deferral, after-tax, matching, and discretionary contributions are immediately 100% vested.

Administrative Expenses — Administrative expenses of the Plan are paid in part by the Plan sponsor and the participants as provided in the Plan document.

Payment of Benefits — Upon severance from service for any reason, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Some participants can also elect annual installments over a term-certain period. Participants who have attained age 55 and completed 10 years of service may elect to diversify out of Company stock into other investments.

Hardship withdrawals are available for immediate and heavy financial need up to the amount of before-tax contributions, but not earnings. Withdrawals can occur any time; maximum one per calendar year.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009, are as follows:

	2010	2009

Investments at fair market value:
Spartan U.S. Equity Index Fund, 572,576 and 592,173 shares, respectively	$25,468,187	$23,349,398
Fidelity Equity Income Fund, 699,805 and 716,296 shares, respectively	30,973,380	28,035,810
Fidelity Puritan Fund, 2,000,714 and 2,068,908 shares, respectively	35,832,782	33,226,670
Pentair Inc. common stock, 2,527,376 and 2,723,744 shares, respectively (1)	92,274,498	87,976,931
Times Square Sm.Cap Growth Fund, 2,170,178 and 2,310,496 shares, respectively	27,908,489	23,359,115
Harbor Capital Appreciation Institutional, 1,082,251 and 1,158,622 shares, respectively	39,740,259	38,199,775
GS Mid Cap Value, 1,124,651 and 1,158,467 shares, respectively	40,656,143	33,792,473
Fidelity Managed Income Portfolio II, CL 2, 97,832,520 and 101,761,433 shares, respectively (2)	98,806,040	100,387,654
Dodge & Cox International Stock, 796,030 and 821,137 shares, respectively	28,426,229	26,153,215

(1)	Nonparticipant-directed investments
(2)	At contract value

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Net appreciation — by type:
Mutual funds and other investments:
International stock funds	$3,067,485
Domestic stock funds	27,140,145
Blended funds and other	6,690,054
Pentair, Inc. common stock	10,750,262

Net appreciation in fair value of investments	$47,647,946

4.	SYNTHETIC GUARANTEED INVESTMENT CONTRACT

The Plan provides participants a self-managed stable value investment option that includes a synthetic GIC, which simulates the performance of a GIC through an issuer’s guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the Plan. The synthetic GIC includes underlying assets, which are held in a trust owned by the Plan and utilizes benefit-responsive wrapper contracts issued by CDC Financial Products, Inc., Chase Manhattan Bank, Monumental Life Insurance Co., UBS AG, and State Street Bank and Trust Company. The contracts provide that participants execute Plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Wrap contracts accrue interest using a formula called the “crediting rate.” Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund’s current market value at the fund’s current yield to maturity for a period equal to the fund’s duration. The crediting rate is the discount rate that equates that estimated future market value with the fund’s current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%. The crediting rate is 1.82% for 2010.

The crediting rate, and hence the fund’s return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the fund’s return, and redemptions by existing shareholders will tend to increase the crediting rate and the fund’s return.

If the market value of the covered assets is lower than their contract value, the crediting rate will ordinarily be lower than the yield of the covered assets. When market value is lower than contract value, the fund will have, for example, less than $10 in cash and bonds for every $10 in net asset value (NAV). Under these circumstances, cash from new investors will tend to increase the market value attributed to the covered assets and to increase the crediting rate and the fund’s return. Redemptions by existing shareholders will have the opposite effect and will tend to reduce the market value attributed to remaining covered assets and to reduce the crediting rate and the fund’s return. Generally, the market value of covered assets will tend to be higher than contract value after interest rates have fallen due to higher bond prices. Conversely, the market value of covered assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices.

If the fund experiences significant redemptions when the market value is below the contract value, the fund’s yield may be reduced significantly to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continue, the fund’s yield could be reduced to zero. If redemptions continue thereafter, the fund might have insufficient assets to meet redemption requests, at which point the fund would require payments from the wrap issuer to pay further shareholder redemptions.

The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the Plan (typically this would include withdrawals for benefits, loans, or transfers to noncompeting funds within a plan). However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include:

•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the IRC

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer

•	Complete or partial termination of the Plan

•	Any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the fund’s cash flow

•	Merger or consolidation of the Plan into another plan, the transfer of Plan assets to another plan, or the sale, spin-off, or merger of a subsidiary or division of the Plan sponsor

•

Any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the fund

•	Exclusion of a group of previously eligible employees from eligibility in the Plan

•	Any early retirement program, group termination, group layoff, facility closing, or similar program

•	Any transfer of assets from the fund directly to a competing option

A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the fund’s covered assets is below their contract value at the time of such termination, Fidelity may elect to keep the wrap contract in place until such time as the market value of the fund’s covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if Fidelity’s investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract failed to be met. In the event that the market value of the fund’s covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund. The Plan sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

December 31 2010

Average yields:
Based on annualized earnings (1)	1.67%
Based on interest rate credited to participants (2)	1.82

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by fair value of the investments on the same date.

5.	NONPARTICIPANT-DIRECTED INVESTMENTS

The Company contributes 100% of the employer discretionary contribution in the form of Pentair, Inc. common stock (or cash used to purchase Pentair, Inc. common stock). For this reason, a portion of the Plan contained nonparticipant-directed investments.

The net assets available for benefits relating to the nonparticipant-directed investments as of December 31, 2010 and 2009, are as follows:

	2010	2009

Assets:
Investments
Pentair, Inc. common stock	$92,274,498	$87,976,931
Interest-bearing cash	1,001,046	874,754

Total investments	93,275,544	88,851,685

Receivables	162	303,861

Total assets	93,275,706	89,155,546

Liabilities — unsettled investment activity	(4,301)	(82,004)

Net assets available for benefits	$93,271,405	$89,073,542

The change in net assets relating to the nonparticipant-directed investments for the year ended December 31, 2010, is as follows:

Net assets available for benefits — beginning of year	$89,073,542

Additions:
Employer contributions	2,422,524
Interest and dividend income	1,490,081
Net appreciation in fair market value of investments	10,750,261

Total additions	14,662,866

Exchanges — net	(1,953,955)

Participant loan repayments	10,304

Deductions:
Distributions to participants	(8,504,575)
Administrative expenses	(17,029)
Other	252

Total deductions	(8,521,352)

Net assets available for benefits — end of year	$93,271,405

6.	FAIR VALUE MEASUREMENTS

In accordance with accounting guidance related to fair value measurements, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market, but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Certain investments are measured at fair value on a recurring basis in the statements of net assets available for benefits. The following methods and assumptions were used to estimate the fair values:

Mutual Funds, Common Stocks and Other Investments — These investments consist of various publicly-traded money market funds, mutual funds, common stock, and other investments. The fair values are based on quoted market prices.

Common and Collective Trust Fund — The fair value is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services, and dealer quotes. The fair value of the underlying wrapper contracts is calculated using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. The Plan’s fair value is based on the Plan’s proportionate ownership of the underlying investments.

The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair value. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date.

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2010.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds and other investments:
International stock fund	$28,426,229	$—	$—	$28,426,229
Domestic stock funds	178,328,611	—	—	178,328,611
Blended funds and other	74,088,392	—	—	74,088,392
Pentair, Inc. Common Stock	93,275,544	—	—	93,275,544
Common and collective trusts	—	98,806,040	—	98,806,040

Total investments at fair value	$374,118,776	$98,806,040	$—	$472,924,816

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2009.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds and other investments:
International stock fund	$26,153,215	$—	$—	$26,153,215
Domestic stock funds	157,171,773	—	—	157,171,773
Blended funds and other	58,223,785	—	—	58,223,785
Pentair, Inc. Common Stock	88,851,685	—	—	88,851,685
Common and collective trusts	—	101,774,315	—	101,774,315

Total investments at fair value	$330,400,458	$101,774,315	$—	$432,174,773

For the year ended December 31, 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

7.	FEDERAL INCOME TAX STATUS

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service (“IRS”). The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examination for years prior to 2003.

The IRS has determined and informed the Company by a letter dated December 3, 2010, that the Plan was designed in accordance with applicable IRC requirements. The Plan has been amended since receiving the determination letter. However, the Company and Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2010 and 2009, the Plan held 2,527,376 and 2,723,744 shares, respectively, of common stock of Pentair, Inc., the sponsoring employer, with a cost basis of $43,888,060 and $45,304,131, respectively. During the year ended December 31, 2010, the Plan recorded dividend income of $2,000,574.

9.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

10.	DISCRIMINATION TESTING

The Plan failed the average deferral percentage test in the amount of $244,153 in 2010 and $475,716 in 2009. These corrective distributions were recorded as a liability within the statements of net assets available for benefits in their respective Plan year and subsequently remitted back to participants. This amount is shown separately as corrective distributions on the statement of changes in net assets available for benefits.

11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

As of December 31, 2010 and 2009, reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:

	2010	2009

Net assets available for benefits per the financial statements	$486,115,580	$444,228,086
Less cumulative deemed distributions of participant loans	(300,302)	(331,942)
Corrective distributions	244,153	475,716

Net assets available for benefits per Form 5500	$486,059,431	$444,371,860

For the year ended December 31, 2010, reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 is as follows:

Net income per the financial statements	$41,887,494
Current-year deemed loans	50,974
Difference in corrective distribution payable	(250,897)

Change in net assets available for benefits per Form 5500	$41,687,571

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE

REQUIREMENTS OF FORM 5500

PENTAIR, INC. RETIREMENT SAVINGS AND	(EIN: 41-0907434)
STOCK INCENTIVE PLAN	(Plan #002)

FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

Description	Cost	Current Value

REGISTERED INVESTMENT COMPANIES:
Harbor Cap Appr Inst		$39,740,259
CRM Sm Cap Value Inv		13,582,153
JPM Core Bond R5		4,441,640
Times Square Small Cap Growth Fund		27,908,489
GS Mid Cap Value Inst		40,656,143
Spartan U.S. Equity Index Fund		25,468,187
Fidelity Equity Income Fund		30,973,380
Fidelity Puritan Fund		35,832,782
Dodge & Cox Intl Stk		28,426,229
FID Freedom Income		1,132,078
FID Freedom 2005		1,277,930
FID Freedom 2010		1,834,248
FID Freedom 2015		3,784,864
FID Freedom 2020		5,588,918
FID Freedom 2025		5,382,458
FID Freedom 2030		4,912,002
FID Freedom 2035		3,707,923
FID Freedom 2040		2,840,862
FID Freedom 2045		1,823,556
FID Freedom 2050		1,529,131
Total registered investment companies		280,843,232

PENTAIR, INC. COMPANY STOCK FUND:
Pentair, Inc. common stock (1)	$43,888,060	92,274,498
Interest-bearing cash	—	1,014,816

Total Pentair, Inc. Company stock fund	43,888,060	93,289,314

SYNTHETIC INVESTMENT CONTRACT:
Managed Income Portfolio II, CL 2 (3)		97,832,520
PARTICIPANT PROMISSORY NOTES LOANS — Loan Fund (1) (2)		7,742,458

TOTAL		$479,707,524

(1)	Party-in-interest.
(2)	Interest rates range from 5.00% to 10.75%. Maturity dates range from 2011 to 2021.
(3)	Funds are listed at contract value period

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, who administers the Pentair, Inc. Retirement Savings and Stock Incentive Plan, as amended, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on June 29, 2011.

PENTAIR, INC.
Registrant

By	/s/ Mark C. Borin
Mark C. Borin
Corporate Controller and Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm